U.S. Securities and Exchange Commission
Washington, D.C. 20549

04050391

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K 2004-RS11 FOR 11-22-04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day November 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

SEC MAIL PROCESSING
RECEIVED
NOV 23 2004
WASH, D.C. 202 SECTION

PROCESSED
NOV 24 2004 E

RAMP Series 2004-RS11 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS11

$925,000,000 (Approximate)

Subject to Revision

November 15, 2004 – Computational Materials

Copyright 2004 J.P. Morgan Chase & Co. – All rights reserved. J.P. Morgan Securities Inc. (JPMorgan), member NYSE and SIPC. JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials. Information has been obtained from sources believed to be reliable but JPMorgan does not warrant its completeness or accuracy. Opinions and estimates constitute our judgement as of the date of this material and are subject to change without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. Securities or financial instruments mentioned herein may not be suitable for all investors. The recipient of these materials must make its own independent decisions regarding any securities or financial instruments mentioned herein. J.P. Morgan Chase & Co. and/or its subsidiaries and affiliates generally act as a market maker in the financial instruments of any issuer discussed herein and may act as underwriter, placement agent, advisor or lender to such issuer. J.P. Morgan Chase & Co. and/or its affiliates, subsidiaries or employees may hold a position in any securities or financial instruments mentioned herein. Clients should contact analysts and execute transactions through a J.P. Morgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

The analysis in this report is based on collateral information provided by Residential Funding Corporation (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

JPMORGAN

New Issue Computational Materials

$925,000,000 (Approximate)

RAMP Series 2004-RS11 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS11

November 15, 2004

Expected Timing:	Pricing Date:	On or about November [17], 2004
	Settlement Date:	On or about November [29], 2004
	First Payment Date:	December 27, 2004
Structure:	Bond Structure:	$925.0 million senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

RAMP Series 2004-RS11 Trust Structure Summary

November 15, 2004
$925,000,000 (Approximate - Subject to Revision)
Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (S&P/Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call	Pmt. Window (mos.) to Call / # of mos.	Exp. Maturity to Call	Final Scheduled Maturity
A-1	$396,900,000	AAA / Aaa	Sr Fltr(5)	0	Actual/360	1.00	1 – 22 / 22	September 2006	February 2026
A-2	$294,700,000	AAA /Aaa	Sr Fltr(4,5)	0	Actual/360	3.00	22 – 79 / 58	June 2011	December 2033
A-3	$36,375,000	AAA /Aaa	Sr Fltr(4,5)	0	Actual/360	6.57	79 – 79 / 1	June 2011	November 2034
M-1	$97,587,000	AA / Aa1	Mez Fltr (4,5)	0	Actual/360	4.79	42 – 79 / 38	June 2011	November 2034
M-2	$48,563,000	A / A1	Mez Fltr (4,5)	0	Actual/360	4.59	40 – 79 / 40	June 2011	November 2034
M-3	$18,500,000	A- / A2	Mez Fltr (4,5)	0	Actual/360	4.54	39 – 79 / 41	June 2011	November 2034
M-4	$18,500,000	BBB+ / A3	Mez Fltr (4,5)	0	Actual/360	4.52	38 – 79 / 42	June 2011	November 2034
M-5	$13,875,000	BBB / Baa1	Mez Fltr (4,5)	0	Actual/360	4.51	38 – 79 / 42	June 2011	November 2034
Grand Total	**$925,000,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
- Fixed-rate Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter)
- Adjustable-rate Loans: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.)

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call and (ii) to the maturity.

(4) If the 10% optional call is not exercised, the margin on the Class A-2 and Class A-3 Certificates will double, and the margin on the Class M-1 through Class M-5 Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible optional call date.

(5) The least of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap Rate and (iii) 14.00% per annum.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

Issuer:	RAMP Series 2004-RS11 Trust.
Certificates:	The Class A-1 through Class A-3 Certificates (collectively the Class "A Certificates") and the Class M-1 through Class M-5 Certificates (collectively, the "Class M Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans.
Lead Manager:	J.P. Morgan Securities Inc.
Co-Managers:	Credit Suisse First Boston LLC, Greenwich Capital Markets, Inc. and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank, N.A.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 98.47% of the mortgage loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	November 1, 2004 after deducting payments due during the month of November 2004.
Statistical Calculation Date:	November 1, 2004.
Settlement Date:	On or about November 29, 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on December 27, 2004.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A and Class M-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.
Legal Investments:	The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

Collateral Description:

- First lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $[200,000,000] as of the Cut-off Date.
- First lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $[725,000,000] as of the Cut-off Date.

Prepayment Assumptions:

- Fixed-rate Loans – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
- Adjustable-rate Loans – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.).

Optional Call:

If the aggregate principal balance of the mortgage loans falls below 10% of the original principal balance of the mortgage loans (the "Optional Call Date"), the Master Servicer may terminate the trust. The exercise of the optional call may be subject to limitations as described in the prospectus supplement.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

Credit Enhancement:

A. Subordination.

Except as described below, if the Class M Certificates remain outstanding, losses on the mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of the Class M Certificates with the lowest payment priority and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M Certificates are outstanding, all such losses will be allocated to the Class A Certificates as described in the prospectus supplement.

Class	Initial Subordination[1]
Class A	25.55%
Class M-1	15.00%
Class M-2	9.75%
Class M-3	7.75%
Class M-4	5.75%
Class M-5	4.25%

[1] Includes the target overcollateralization requirement as described herein.

B. Overcollateralization ("OC").

Initial (% Orig.)	0.00%
OC Target (% Orig.)	4.25%
Stepdown OC Target (% Current)[1]	8.50%
OC Floor (% Orig.)	0.50%

[1] Subject to certain trigger events as specified herein.

C. Excess Spread.

Initially equal to approximately 487 bps per annum.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

Priority of Payments: Payments to the holders of the certificates will be made from the available amount generally as follows:

(1) Distribution of accrued and unpaid interest to the certificates;

(2) Distribution of principal to the certificates, in the priority described herein;

(3) Distribution of principal to the certificates from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the certificates from the excess interest on the mortgage loans, until the required level of overcollateralization is reached;

(5) Payment to the certificates, in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, payment to the Certificates in respect of any Basis Risk Shortfall Carry-Forward Amount in the priority described among the certificates based on the amount of Basis Risk Shortfall, as applicable;

(7) Payment to the certificates, in respect of current relief act shortfalls;

(8) To pay to the holders of the Class A Certificates, pro rata, and then to the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period: Class A Certificates and Class M Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

Pass-Through Rates:

- The Class A-1 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-1 Margin"), (y) the Net WAC Cap Rate, and (z) 14.00%.
- The Class A-2 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-2 Margin"), and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 2 times the Class A-2 Margin, (y) the Net WAC Cap Rate, and (z) 14.00%.
- The Class A-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-3 Margin"), and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 2 times the Class A-3 Margin, (y) the Net WAC Cap Rate, and (z) 14.00%.
- The Class M Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus the Class M Margin, and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 1.5 times the Class M Margin, (y) the Net WAC Cap Rate, and (z) 14.00%.

Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the mortgage loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the certificates is limited to the Net WAC Cap Rate, the resulting shortfall (the "Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Basis Risk Shortfall Carry-Forward Amount"). The payments from the Yield Maintenance Agreement will be available to cover any shortfalls resulting from the Net WAC Cap Rate.

Weighted Average Monthly Fees:

Master servicing fee and subservicing fee of approximately:
0.44% per annum

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Eligible Master Servicing Compensation:

For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances:

The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A Certificates and Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Trigger Event: A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [37]% of the Senior Enhancement Percentage, or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[3.25]% in the first month plus an additional 1/12th of [2.00]% for every month thereafter
Months 49-60	[5.25]% in the first month plus an additional 1/12th of [1.50]% for every month thereafter
Months 61-72	[6.75]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter
Months 73 and thereafter	[7.50]%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans immediately preceding that Distribution Date.

Overcollateralization Floor: An amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

Required Overcollateralization Amount:
With respect to any Distribution Date, (a) if such Distribution Date is prior to the Stepdown Date, 4.25% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Stepdown Date, the greater of (i) 8.50% of the then current aggregate stated principal balance of the mortgage loans as of the end of the related due period and (ii) the Overcollateralization Floor.

Senior Enhancement Percentage:
For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates and (ii) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date.

Principal Distribution Amount:
As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A Certificates and Class M Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the mortgage loans other than Subsequent Recoveries and (b) the Overcollateralization Increase Amount less (c) the Overcollateralization Reduction Amount.

Class A Principal Distribution Amount:
With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Priority of Class A Principal Distributions:
The Class A Principal Distribution Amount will be distributed sequentially, to the Class A-1, Class A-2 and Class A-3 Certificates, in each case until the certificate principal balance thereof has been reduced to zero.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Subordination Percentage:

As to any class of Class A or Class M Certificates, the respective percentage set forth below:

Class	Percentage
A	48.90%
M-1	70.00%
M-2	80.50%
M-3	84.50%
M-4	88.50%
M-5	91.50%

Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in December 2007 and (y) the first Distribution date on which the Senior Enhancement Percentage is equal to or greater than 51.10%.

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class A Certificates and Class M Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth below and (b) the outstanding certificate principal balance of the certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in December 2004. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in September 2007.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
25-Dec-04	925,000,000	N/A	N/A
25-Jan-05	916,982,601	6.40	8.56
25-Feb-05	907,349,507	6.39	8.55
25-Mar-05	895,770,436	7.12	8.55
25-Apr-05	882,062,275	6.39	8.55
25-May-05	866,624,719	6.61	8.54
25-Jun-05	849,237,560	6.39	8.53
25-Jul-05	830,059,706	6.61	8.53
25-Aug-05	809,036,858	6.38	8.52
25-Sep-05	786,383,636	6.37	8.51
25-Oct-05	762,466,356	6.59	8.50
25-Nov-05	737,458,461	6.35	8.49
25-Dec-05	713,398,584	6.58	8.48
25-Jan-06	692,643,429	6.34	8.47
25-Feb-06	672,471,253	6.33	8.46
25-Mar-06	652,865,436	7.06	8.45
25-Apr-06	633,809,839	6.31	8.44
25-May-06	615,287,562	6.53	8.43
25-Jun-06	597,284,755	6.30	8.41
25-Jul-06	579,786,585	6.51	8.40
25-Aug-06	562,778,679	6.27	8.39
25-Sep-06	545,253,226	6.26	8.38
25-Oct-06	517,437,598	6.55	8.36
25-Nov-06	491,002,190	7.77	8.34
25-Dec-06	466,054,167	8.01	8.32
25-Jan-07	442,416,588	7.70	8.31
25-Feb-07	420,596,032	7.66	8.29
25-Mar-07	0	8.54	8.28
25-Apr-07	392,304,801	7.62	8.26
25-May-07	0	8.40	8.25
25-Jun-07	365,905,486	8.08	8.23
25-Jul-07	0	8.35	8.22
25-Aug-07	341,216,172	8.03	8.20
25-Sep-07	329,470,432	8.01	8.19

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	25-Dec-04	8.16	8.16	41	25-Apr-08	7.95	9.71
2	25-Jan-05	6.84	9.00	42	25-May-08	8.21	10.60
3	25-Feb-05	6.84	9.00	43	25-Jun-08	7.94	10.24
4	25-Mar-05	7.57	9.00	44	25-Jul-08	8.20	10.56
5	25-Apr-05	6.84	9.00	45	25-Aug-08	7.93	10.20
6	25-May-05	7.07	9.00	46	25-Sep-08	7.92	10.18
7	25-Jun-05	6.84	9.00	47	25-Oct-08	8.18	10.50
8	25-Jul-05	7.07	9.00	48	25-Nov-08	7.91	10.30
9	25-Aug-05	6.84	9.00	49	25-Dec-08	8.16	10.63
10	25-Sep-05	6.84	9.00	50	25-Jan-09	7.89	10.26
11	25-Oct-05	7.07	9.00	51	25-Feb-09	7.89	10.24
12	25-Nov-05	6.85	9.00	52	25-Mar-09	8.72	11.32
13	25-Dec-05	7.07	9.00	53	25-Apr-09	7.87	10.20
14	25-Jan-06	6.84	9.00	54	25-May-09	8.13	10.59
15	25-Feb-06	6.84	9.00	55	25-Jun-09	7.86	10.23
16	25-Mar-06	7.58	9.00	56	25-Jul-09	8.11	10.54
17	25-Apr-06	6.84	9.00	57	25-Aug-09	7.84	10.18
18	25-May-06	7.07	9.00	58	25-Sep-09	7.84	10.16
19	25-Jun-06	6.84	9.00	59	25-Oct-09	8.08	10.51
20	25-Jul-06	7.07	9.00	60	25-Nov-09	7.80	10.33
21	25-Aug-06	6.84	9.00	61	25-Dec-09	8.06	10.67
22	25-Sep-06	6.84	9.00	62	25-Jan-10	7.79	10.30
23	25-Oct-06	7.07	9.00	63	25-Feb-10	7.78	10.28
24	25-Nov-06	7.88	9.00	64	25-Mar-10	8.61	11.35
25	25-Dec-06	8.13	9.00	65	25-Apr-10	7.77	10.23
26	25-Jan-07	7.86	9.00	66	25-May-10	8.02	10.55
27	25-Feb-07	7.84	9.00	67	25-Jun-10	7.75	10.19
28	25-Mar-07	8.68	9.26	68	25-Jul-10	8.00	10.50
29	25-Apr-07	7.83	9.00	69	25-Aug-10	7.74	10.14
30	25-May-07	8.09	9.15	70	25-Sep-10	7.73	10.12
31	25-Jun-07	7.82	9.00	71	25-Oct-10	7.98	10.44
32	25-Jul-07	8.07	9.13	72	25-Nov-10	7.72	10.08
33	25-Aug-07	7.81	9.00	73	25-Dec-10	7.97	10.39
34	25-Sep-07	7.80	9.00	74	25-Jan-11	7.70	10.03
35	25-Oct-07	8.05	9.26	75	25-Feb-11	7.69	10.00
36	25-Nov-07	7.99	9.78	76	25-Mar-11	8.51	11.05
37	25-Dec-07	8.25	10.10	77	25-Apr-11	7.68	9.96
38	25-Jan-08	7.97	9.75	78	25-May-11	7.93	10.26
39	25-Feb-08	7.97	9.74	79	25-Jun-11	7.67	9.91
40	25-Mar-08	8.51	10.39				

(1) Assumes 1-month LIBOR remains constant at 2.10%, 6-month LIBOR remains constant at 2.49%, 1-Year LIBOR remains constant at 2.80% and 1-Year CMT remains constant at 2.47% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

Sensitivity Analysis

To 10% Call

Prepayment Assumptions	FRM: 0 HEP ARM: 0% PPC	FRM: 10 HEP ARM: 50% PPC	FRM: 15 HEP ARM: 75% PPC	FRM: 20 HEP ARM: 100% PPC	FRM: 25 HEP ARM: 125% PPC	FRM: 30 HEP ARM: 150% PPC
Class A-1						
Avg. Life (yrs)	11.64	1.56	1.20	1.00	0.86	0.77
Principal Window	1 - 243	1 - 37	1 - 26	1 - 22	1 - 19	1 - 16
Principal Window Months	243	37	26	22	19	16
Class A-2						
Avg. Life (yrs)	24.54	6.34	4.29	3.00	2.08	1.80
Principal Window	243 - 346	37 - 158	26 - 107	22 - 79	19 - 34	16 - 27
Principal Window Months	104	122	82	58	16	12
Class A-3						
Avg. Life (yrs)	28.82	13.16	8.91	6.57	3.44	2.37
Principal Window	346 - 346	158 - 158	107 - 107	79 - 79	34 - 62	27 - 30
Principal Window Months	1	1	1	1	29	4
Class M 1						
Avg. Life (yrs)	26.62	8.69	5.87	4.79	4.90	3.18
Principal Window	273 - 346	51 - 158	37 - 107	42 - 79	49 - 62	30 - 49
Principal Window Months	74	108	71	38	14	20
Class M-2						
Avg. Life (yrs)	26.62	8.69	5.87	4.59	4.15	4.07
Principal Window	273 - 346	51 - 158	37 - 107	40 - 79	43 - 62	48 - 49
Principal Window Months	74	108	71	40	20	2
Class M-3						
Avg. Life (yrs)	26.62	8.69	5.87	4.54	3.97	3.87
Principal Window	273 - 346	51 - 158	37 - 107	39 - 79	41 - 62	44 - 49
Principal Window Months	74	108	71	41	22	6
Class M-4						
Avg. Life (yrs)	26.62	8.69	5.87	4.52	3.90	3.69
Principal Window	273 - 346	51 - 158	37 - 107	38 - 79	40 - 62	42 - 49
Principal Window Months	74	108	71	42	23	8
Class M-5						
Avg. Life (yrs)	26.62	8.69	5.87	4.51	3.85	3.56
Principal Window	273 - 346	51 - 158	37 - 107	38 - 79	39 - 62	40 - 49
Principal Window Months	74	108	71	42	24	10

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

Sensitivity Analysis

To Maturity

Prepayment Assumptions	FRM: 0 HEP ARM: 0% PPC	FRM: 10 HEP ARM: 50% PPC	FRM: 15 HEP ARM: 75% PPC	FRM: 20 HEP ARM: 100% PPC	FRM: 25 HEP ARM: 125% PPC	FRM: 30 HEP ARM: 150% PPC
Class A-2						
Avg. Life (yrs)	24.54	6.36	4.30	3.01	2.08	1.80
Principal Window	243 - 349	37 - 172	26 - 117	22 - 87	19 - 34	16 - 27
Principal Window Months	107	136	92	66	16	12
Class A-3						
Avg. Life (yrs)	29.50	18.78	13.38	10.06	4.79	2.37
Principal Window	349 - 359	172 - 316	117 - 249	87 - 193	34 - 155	27 - 30
Principal Window Months	11	145	133	107	122	4
Class M-1						
Avg. Life (yrs)	26.73	9.57	6.57	5.33	5.85	4.22
Principal Window	273 - 358	51 - 291	37 - 218	42 - 166	49 - 132	30 - 127
Principal Window Months	86	241	182	125	84	98
Class M-2						
Avg. Life (yrs)	26.73	9.50	6.50	5.07	4.53	4.80
Principal Window	273 - 357	51 - 265	37 - 192	40 - 145	43 - 115	48 - 93
Principal Window Months	85	215	156	106	73	46
Class M-3						
Avg. Life (yrs)	26.73	9.42	6.43	4.97	4.30	4.16
Principal Window	273 - 356	51 - 242	37 - 171	39 - 129	41 - 101	44 - 82
Principal Window Months	84	192	135	91	61	39
Class M-4						
Avg. Life (yrs)	26.72	9.34	6.36	4.90	4.20	3.94
Principal Window	273 - 355	51 - 228	37 - 160	38 - 120	40 - 94	42 - 76
Principal Window Months	83	178	124	83	55	35
Class M-5						
Avg. Life (yrs)	26.71	9.21	6.26	4.81	4.08	3.76
Principal Window	273 - 354	51 - 210	37 - 146	38 - 109	39 - 85	40 - 69
Principal Window Months	82	160	110	72	47	30

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-RS11 – Collateral Characteristics
Summary Report

Principal Balance	$923,751,724		
Number of Mortgage Loans	6,160		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$150,103	$16,200	$2,000,000
Current Principal Balance	$149,960	$16,041	$2,000,000
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	357	120	360
Remaining Term to Maturity (mos)	356	119	360
Age	1	0	14
Mortgage Rate	7.508%	3.375%	11.350%
Loan-to-Value Ratio	92.46%	30.00%	107.00%
Credit Score	654	500	816
Margin	6.780%	2.250%	10.990%
Initial Periodic Cap	3.306%	1.000%	7.000%
Periodic Cap	1.154%	1.000%	6.000%
Maximum Mortgage Rate	13.710%	9.375%	23.750%
Minimum Mortgage Rate	6.997%	2.250%	11.350%
Next Rate Adj. (mos)	28	3	84

Lien Position	**% of Mortgage Loans**
1st Lien	100.00%

Occupancy	**% of Mortgage Loans**
Primary Residence	85.66%
Non-Owner Occupied	12.49%
Second/Vacation	1.85%

Documentation	**% of Mortgage Loans**
Full Documentation	62.73%
Reduced Documentation	37.27%

Servicing	**% of Mortgage Loans**
Homecomings	98.47%

Delinquency	**% of Mortgage Loans**
Current	99.94%
30 to 59 Days Delinquent	0.06%

Exception Category	**% of Mortgage Loans**
Alternet Exceptions (RASC)	63.05%
Expanded Criteria Exceptions (RALI)	23.82%
Jumbo A Exceptions (RFMSI)	4.57%
Home Solutions	8.56%

Loan Type	**% of Mortgage Loans**
Adjustable-rate	78.80%
Fixed-rate	21.20%

Loan Purpose	**% of Mortgage Loans**
Purchase	64.17%
Equity Refinance	31.08%
Rate/Term Refinance	4.75%

Property Type	**% of Mortgage Loans**
Single-family detached	73.32%
PUD (detached)	12.03%
Two- to four-family units	5.35%
Condo Low-rise	5.08%
PUD (attached)	3.08%
Townhouse	0.45%
Condo Mid-rise	0.13%
Manufactured Home	0.06%
Condo High-rise	0.50%

% with Active Prepayment Penalty	61.72%
% with over 80% LTV with MI	11.23%
IO Loans	10.63%

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
500 to 519	22	$2,042,314	0.22 %	92,832	73.31 %
520 to 539	29	3,552,047	0.38	122,484	81.35
540 to 559	84	9,838,595	1.07	117,126	88.46
560 to 579	357	46,164,461	5.00	129,312	92.61
580 to 599	762	98,149,215	10.63	128,805	96.83
600 to 619	975	133,206,152	14.42	136,622	95.92
620 to 639	826	120,605,731	13.06	146,012	93.87
640 to 659	726	110,447,986	11.96	152,132	93.46
660 to 679	540	93,279,549	10.10	172,740	89.50
680 to 699	563	97,709,680	10.58	173,552	89.31
700 to 719	431	75,573,599	8.18	175,345	87.83
720 to 739	323	52,329,002	5.66	162,009	90.88
740 to 759	265	37,900,118	4.10	143,019	92.80
760 or greater	256	42,857,418	4.64	167,412	91.21
Subtotal with Credit Scores	6,159	$923,655,866	99.99 %	$149,968	92.46 %
Not Available	1	95,858	0.01	95,858	65.00
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**92.46 %**

Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	2,125	$160,808,186	17.41 %	$75,674	644	95.08 %
100,001 to 200,000	2,901	410,621,639	44.45	141,545	647	95.03
200,001 to 300,000	731	178,088,216	19.28	243,623	657	92.92
300,001 to 400,000	231	80,915,337	8.76	350,283	674	89.01
400,001 to 500,000	108	49,134,427	5.32	454,948	673	81.37
500,001 to 600,000	37	20,402,393	2.21	551,416	693	79.33
600,001 to 700,000	13	8,293,711	0.90	637,978	702	82.87
700,001 to 800,000	2	1,453,786	0.16	726,893	645	72.70
800,001 to 900,000	3	2,545,784	0.28	848,595	653	75.05
900,001 to 1,000,000	5	4,879,101	0.53	975,820	699	69.36
1,200,001 to 1,300,000	1	1,251,033	0.14	1,251,033	715	60.00
1,300,001 to 1,400,000	1	1,363,434	0.15	1,363,434	717	70.00
1,900,001 to 2,000,000	2	3,994,677	0.43	1,997,339	673	59.50
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.000 to 3.499	2	$1,014,865	0.11 %	$507,433	639	71.44 %
3.500 to 3.999	1	534,394	0.06	534,394	699	80.00
4.000 to 4.499	4	1,592,164	0.17	398,041	725	80.00
4.500 to 4.999	26	9,182,718	0.99	353,181	707	78.61
5.000 to 5.499	93	26,046,812	2.82	280,073	710	79.63
5.500 to 5.999	238	60,970,198	6.60	256,177	693	80.30
6.000 to 6.499	396	80,741,004	8.74	203,891	694	86.21
6.500 to 6.999	740	129,319,380	14.00	174,756	679	89.36
7.000 to 7.499	656	99,144,575	10.73	151,135	662	92.65
7.500 to 7.999	1,224	179,670,140	19.45	146,789	647	95.91
8.000 to 8.499	1,027	134,834,862	14.60	131,290	638	96.89
8.500 to 8.999	1,051	124,709,091	13.50	118,658	627	97.65
9.000 to 9.499	380	44,155,250	4.78	116,198	600	96.64
9.500 to 9.999	220	23,278,407	2.52	105,811	586	95.69
10.000 to 10.499	64	5,788,918	0.63	90,452	581	94.58
10.500 to 10.999	31	2,389,260	0.26	77,073	570	92.19
11.000 to 11.499	7	379,684	0.04	54,241	587	97.13
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.000 to 3.499	3	$1,549,259	0.17 %	$516,420	660	74.39 %
3.500 to 3.999	1	532,865	0.06	532,865	783	80.00
4.000 to 4.499	21	7,224,627	0.78	344,030	697	77.03
4.500 to 4.999	70	20,196,681	2.19	288,524	708	80.32
5.000 to 5.499	207	55,178,502	5.97	266,563	696	79.96
5.500 to 5.999	334	73,354,666	7.94	219,625	691	84.30
6.000 to 6.499	760	134,766,085	14.59	177,324	678	89.13
6.500 to 6.999	794	123,070,171	13.32	155,000	663	92.32
7.000 to 7.499	1,174	169,099,326	18.31	144,037	645	96.01
7.500 to 7.999	1,139	149,592,475	16.19	131,337	637	96.82
8.000 to 8.499	986	116,685,681	12.63	118,342	633	97.83
8.500 to 8.999	397	45,675,012	4.94	115,050	603	96.87
9.000 to 9.499	183	19,229,341	2.08	105,078	588	95.33
9.500 to 9.999	61	5,519,458	0.60	90,483	579	93.74
10.000 to 10.499	23	1,697,891	0.18	73,821	575	93.43
10.500 to 10.999	7	379,684	0.04	54,241	587	97.13
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	17	$3,077,657	0.33 %	$181,039	687
50.01 to 55.00	6	726,583	0.08	121,097	666
55.01 to 60.00	15	6,761,027	0.73	450,735	697
60.01 to 65.00	23	6,390,315	0.69	277,840	662
65.01 to 70.00	59	17,381,227	1.88	294,597	658
70.01 to 75.00	94	20,925,824	2.27	222,615	660
75.01 to 80.00	639	130,750,442	14.15	204,617	687
80.01 to 85.00	163	25,940,543	2.81	159,144	639
85.01 to 90.00	653	105,952,001	11.47	162,254	658
90.01 to 95.00	1,420	198,940,749	21.54	140,099	630
95.01 to 100.00	3,005	396,740,742	42.95	132,027	652
100.01 to 105.00	62	9,695,204	1.05	156,374	708
105.01 to 110.00	4	469,410	0.05	117,352	736
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	141	$15,792,747	1.71 %	$112,005	633	94.48 %
Alaska	3	462,495	0.05	154,165	737	94.14
Arizona	174	28,499,678	3.09	163,791	655	92.09
Arkansas	66	6,864,906	0.74	104,014	627	96.63
California	218	66,896,343	7.24	306,864	673	83.36
Colorado	91	16,010,551	1.73	175,940	663	91.53
Connecticut	41	8,237,882	0.89	200,924	668	91.05
Delaware	22	3,983,037	0.43	181,047	661	89.63
District of Columbia	7	1,972,290	0.21	281,756	695	85.93
Florida	512	84,942,185	9.20	165,903	664	90.30
Georgia	350	48,283,173	5.23	137,952	640	94.33
Hawaii	2	877,541	0.09	438,771	693	80.00
Idaho	27	3,460,023	0.37	128,149	651	94.78
Illinois	292	46,238,513	5.01	158,351	665	95.09
Indiana	304	32,550,743	3.52	107,075	654	97.31
Iowa	64	6,772,573	0.73	105,821	640	97.62
Kansas	59	7,252,025	0.79	122,916	643	95.04
Kentucky	93	10,424,162	1.13	112,088	641	96.94
Louisiana	124	15,098,912	1.63	121,765	638	91.75
Maine	9	1,677,319	0.18	186,369	641	90.47
Maryland	141	31,726,946	3.43	225,014	656	89.49
Massachusetts	40	10,210,022	1.11	255,251	669	88.58
Michigan	311	39,966,632	4.33	128,510	650	95.24
Minnesota	128	22,614,604	2.45	176,677	642	94.38
Mississippi	60	5,906,849	0.64	98,447	619	95.86
Missouri	226	27,538,785	2.98	121,853	644	94.84
Montana	11	1,779,489	0.19	161,772	662	89.75
Nebraska	35	4,779,233	0.52	136,550	657	94.46
Nevada	56	14,251,113	1.54	254,484	674	89.58
New Hampshire	15	3,402,912	0.37	226,861	639	93.88
New Jersey	87	19,218,803	2.08	220,906	660	86.83
New Mexico	32	4,234,206	0.46	132,319	645	94.65
New York	79	18,384,032	1.99	232,709	678	88.54
North Carolina	195	25,682,942	2.78	131,707	645	93.50
North Dakota	14	1,185,338	0.13	84,667	651	96.82
Ohio	306	35,758,069	3.87	116,856	640	97.19
Oklahoma	68	6,196,711	0.67	91,128	654	95.65
Oregon	61	12,308,702	1.33	201,782	666	87.24
Pennsylvania	189	23,098,881	2.50	122,216	642	95.60
Rhode Island	11	2,338,194	0.25	212,563	672	88.44
South Carolina	123	14,914,885	1.61	121,259	640	93.68
South Dakota	8	976,557	0.11	122,070	631	96.90
Tennessee	191	20,771,701	2.25	108,752	633	95.89
Texas	441	54,656,775	5.92	123,938	654	93.09
Utah	44	5,816,287	0.63	132,188	650	93.60

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Vermont	4	661,564	0.07	165,391	683	79.28
Virginia	246	47,138,852	5.10	191,621	665	91.30
Washington	132	22,922,938	2.48	173,659	666	92.87
West Virginia	25	2,399,881	0.26	95,995	626	93.62
Wisconsin	270	35,216,730	3.81	130,432	640	96.11
Wyoming	12	1,395,992	0.15	116,333	643	95.28
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	4,138	$592,765,417	64.17 %	$143,249	660	94.19 %
Equity Refinance	1,752	287,111,955	31.08	163,877	641	89.75
Rate/Term Refinance	270	43,874,351	4.75	162,498	666	86.87
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	5,127	$791,304,176	85.66 %	$154,341	645	92.92 %
Non Owner-occupied	946	115,354,075	12.49	121,939	709	90.12
Second/Vacation	87	17,093,472	1.85	196,477	693	87.13
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	4,797	$677,304,657	73.32 %	$141,193	649	93.15 %
Planned Unit Developments (detached)	545	111,131,878	12.03	203,912	654	90.64
Two- to four-family units	285	49,379,480	5.35	173,261	691	89.34
Condo Low-Rise (less than 5 stories)	301	46,969,778	5.08	156,046	671	91.07
Planned Unit Developments (attached)	177	28,460,295	3.08	160,793	669	93.31
Condo High-Rise (9 stories or more)	13	4,640,220	0.50	356,940	706	83.43
Townhouse	30	4,152,240	0.45	138,408	642	91.56
Condo Mid-Rise (5 to 8 stories)	7	1,174,460	0.13	167,780	693	83.04
Manufactured Home	5	538,715	0.06	107,743	596	75.16
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	4,311	$579,424,684	62.73 %	$134,406	642	95.60 %
Reduced Documentation	1,849	344,327,039	37.27	186,223	675	87.18
Total:	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	2,299	$353,607,374	38.28 %	$153,809	667	89.92 %
12 Months	296	57,046,232	6.18	192,724	669	89.98
24 Months	2,219	314,785,708	34.08	141,859	628	95.43
36 Months	1,258	179,274,384	19.41	142,507	665	93.78
60 Months	74	17,044,739	1.85	230,334	701	84.42
Other	14	1,993,286	0.22	142,378	665	95.57
Total:	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

(2) Not None, 12, 24, 36 or 60 months and not more than 60 months.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Index Types of the Adjustable-Rate Collateral

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Libor - 1 Year	103	$30,299,469	4.16 %	$294,170	703	81.16 %
Libor - 6 Month	4,597	691,026,100	94.94	150,321	637	93.79
Treasury - 1 Year	30	6,547,875	0.90	218,263	695	80.89
Total	**4,730**	**$727,873,445**	**100.00 %**	**$153,884**	**640**	**93.14 %**

Maximum Mortgage Rates of the Adjustable-Rate Collateral

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
9.000 to 9.999	6	$2,898,036	0.40 %	$483,006	694	75.29 %
10.000 to 10.999	53	18,197,650	2.50	343,352	708	76.73
11.000 to 11.999	248	61,721,906	8.48	248,879	696	83.00
12.000 to 12.999	502	107,647,521	14.79	214,437	673	89.96
13.000 to 13.999	1,390	214,962,900	29.53	154,650	642	94.57
14.000 to 14.999	1,689	225,086,392	30.92	133,266	618	96.27
15.000 to 15.999	689	82,556,478	11.34	119,821	605	96.43
16.000 to 16.999	140	13,450,428	1.85	96,074	591	95.61
17.000 to 17.999	11	789,827	0.11	71,802	584	97.66
19.000 to 19.999	1	300,669	0.04	300,669	632	95.00
23.000 to 23.999	1	261,637	0.04	261,637	585	95.00
Total	**4,730**	**$727,873,445**	**100.00 %**	**$153,884**	**640**	**93.14 %**

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Date of the Adjustable-Rate Collateral

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
February 2005	1	$162,000	0.02 %	$162,000	730	90.00 %
March 2005	1	208,905	0.03	208,905	808	95.00
April 2005	16	5,005,969	0.69	312,873	693	86.67
May 2005	2	458,394	0.06	229,197	684	95.62
September 2005	1	173,325	0.02	173,325	604	100.00
October 2005	5	2,601,423	0.36	520,285	690	76.66
December 2005	1	168,747	0.02	168,747	635	95.00
January 2006	3	423,644	0.06	141,215	585	97.20
February 2006	1	142,886	0.02	142,886	703	80.00
March 2006	1	139,208	0.02	139,208	659	95.00
April 2006	3	252,821	0.03	84,274	586	88.21
May 2006	8	1,232,414	0.17	154,052	613	81.01
June 2006	10	1,805,901	0.25	180,590	620	89.94
July 2006	25	3,004,506	0.41	120,180	616	93.79
August 2006	138	22,702,092	3.12	164,508	637	92.91
September 2006	1,086	167,315,777	22.99	154,066	639	94.18
October 2006	1,649	228,910,988	31.45	138,818	627	95.52
November 2006	624	87,846,686	12.07	140,780	621	94.13
February 2007	1	73,032	0.01	73,032	581	100.00
May 2007	2	291,140	0.04	145,570	673	97.09
June 2007	2	425,319	0.06	212,659	640	81.99
July 2007	7	839,067	0.12	119,867	644	95.87
August 2007	40	8,392,011	1.15	209,800	641	84.38
September 2007	412	65,280,447	8.97	158,448	660	92.13
October 2007	337	54,068,691	7.43	160,441	651	92.77
November 2007	153	24,410,915	3.35	159,548	643	90.43
May 2009	1	997,932	0.14	997,932	721	76.00
August 2009	3	1,190,391	0.16	396,797	615	82.32
September 2009	65	17,138,290	2.35	263,666	695	80.09
October 2009	105	23,969,536	3.29	228,281	689	88.49
November 2009	17	5,710,622	0.78	335,919	704	79.02
September 2010	1	230,600	0.03	230,600	664	80.00
August 2011	2	464,744	0.06	232,372	735	74.59
September 2011	2	291,000	0.04	145,500	728	96.13
October 2011	4	1,069,022	0.15	267,255	656	83.98
November 2011	1	475,000	0.07	475,000	767	70.00
Total	**4,730**	**$727,873,445**	**100.00 %**	**$153,884**	**640**	**93.14 %**

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margin of the Adjustable-Rate Collateral

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 to 2.499	112	$35,380,300	4.86 %	$315,896	706	77.65 %
2.500 to 2.999	124	34,800,188	4.78	280,647	701	80.45
3.000 to 3.499	41	10,372,320	1.43	252,983	683	86.73
3.500 to 3.999	196	46,613,605	6.40	237,825	687	88.09
4.000 to 4.499	18	3,179,537	0.44	176,641	688	96.84
4.500 to 4.999	25	3,145,268	0.43	125,811	679	93.23
5.000 to 5.499	34	6,163,252	0.85	181,272	656	93.58
5.500 to 5.999	107	20,487,308	2.81	191,470	669	94.61
6.000 to 6.499	176	30,853,498	4.24	175,304	669	94.74
6.500 to 6.999	599	107,075,953	14.71	178,758	652	92.37
7.000 to 7.499	591	86,018,498	11.82	145,547	645	94.71
7.500 to 7.999	974	136,806,343	18.80	140,458	625	96.28
8.000 to 8.499	731	91,472,229	12.57	125,133	605	96.44
8.500 to 8.999	557	67,815,306	9.32	121,751	600	97.12
9.000 to 9.499	278	31,525,818	4.33	113,402	591	96.56
9.500 to 9.999	122	12,641,386	1.74	103,618	585	96.10
10.000 to 10.499	36	2,933,639	0.40	81,490	576	92.56
10.500 to 10.999	9	588,996	0.08	65,444	585	98.12
Total	**4,730**	**$727,873,445**	**100.00 %**	**$153,884**	**640**	**93.14 %**

Interest Only by Product Type

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alternet Exceptions (non-IO)	4,198	$581,840,348	62.99 %	$138,599	626	95.01 %
Expanded Criteria Exceptions (non-IO)	830	131,127,742	14.20	157,985	696	86.51
Home Solutions Exceptions (non-IO)	653	79,101,453	8.56	121,135	725	100.07
Interest Only Alternet Exceptions	3	545,000	0.06	181,667	671	97.82
Interest Only Expanded Criteria Exceptions	369	88,948,068	9.63	241,052	695	85.10
Interest Only Jumbo A Exceptions	21	8,675,982	0.94	413,142	695	76.01
Jumbo A Exceptions (non-IO)	86	33,513,131	3.63	389,688	703	77.23
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Interest Only by Term

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0	5,767	$825,582,674	89.37 %	$143,156	649	93.42 %
12	1	386,400	0.04	386,400	695	80.00
24	34	5,345,177	0.58	157,211	671	94.44
36	52	11,750,265	1.27	225,967	691	85.84
60	117	31,907,619	3.45	272,715	687	85.29
84	4	830,500	0.09	207,625	662	90.05
120	184	47,649,089	5.16	258,962	703	82.22
180	1	300,000	0.03	300,000	762	80.00
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Product Type

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2/28 LIBOR Loan	3,549	$514,063,749	55.65 %	$144,847	630	94.66 %
30yr Fixed Rate Mortgage Loan	1,321	180,952,539	19.59	136,981	707	90.95
3/27 LIBOR Loan	954	153,449,468	16.61	160,848	653	91.69
5/25 LIBOR Loan	189	48,797,093	5.28	258,186	692	84.09
15yr Fixed Rate Mortgage Loan	98	14,041,374	1.52	143,279	692	77.19
6MO LIBOR Loan	20	5,879,024	0.64	293,951	698	87.30
1/29 LIBOR Loan	6	2,672,668	0.29	445,445	689	77.25
7/23 LIBOR Loan	9	2,299,765	0.25	255,529	704	80.73
20yr Fixed Rate Mortgage Loan	6	515,310	0.06	85,885	632	84.07
3/13 LIBOR Loan	1	386,400	0.04	386,400	695	80.00
10yr Fixed Rate Mortgage Loan	4	234,200	0.03	58,550	686	71.23
6/24 LIBOR Loan	1	230,600	0.02	230,600	664	80.00
15/30 Balloon	1	134,855	0.01	134,855	682	95.00
5/5 LIBOR Loan	1	94,678	0.01	94,678	714	80.00
Total:	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

JPMorgan Contact List

North American ABS – Home Equity		
Origination:	Chris Schiavone	834-5372
	Marty Friedman	834-5727
	Tom Roh	834-5936
	Paul White	834-5440
	Brian Mendell	834-5029
	Kevin Lynn	834-5412
	Swapna Putcha	834-5435
	Alissa Smith	834-5432
Structuring:	Philip Li	834-5033
	Raj Kothari	834-5413

Syndicate/Sales Desk	
Brian McDonald	834-4154
Andy Cherna	834-4154
Randall Outlaw	834-4154
Stacey Mitchell	834-4154
David Stern	834-4154

Asset-Backed Trading	
Peter Basso	834-3720
John Lennon	834-3720
Kyongsoo Noh	834-3720

Please Direct All Questions to the Syndicate Desk (x4-4154)

Brian McDonald
Andy Cherna
Randall Outlaw
Stacey Mitchell
David Stern

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

RAMP Series 2004-RS11 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS11

$925,000,000 (Approximate)

Subject to Revision

November 15, 2004 – Computational Materials

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

New Issue Computational Materials

$925,000,000 (Approximate)

RAMP Series 2004-RS11 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS11

November 15, 2004

Expected Timing:	Pricing Date:	On or about November [17], 2004
	Settlement Date:	On or about November [29], 2004
	First Payment Date:	December 27, 2004
Structure:	Bond Structure:	$925.0 million senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

RAMP Series 2004-RS11 Trust Structure Summary

November 15, 2004
$925,000,000 (Approximate - Subject to Revision)
Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (S&P /Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call	Pmt. Window (mos.) to Call / # of mos.	Exp. Maturity to Call	Final Scheduled Maturity
A-1	$396,900,000	AAA / Aaa	Sr Fltr(5)	0	Actual/360	1.00	1 – 22 / 22	September 2006	February 2026
A-2	$294,700,000	AAA /Aaa	Sr Fltr(4,5)	0	Actual/360	3.00	22 – 79 / 58	June 2011	December 2033
A-3	$36,375,000	AAA /Aaa	Sr Fltr(4,5)	0	Actual/360	6.57	79 – 79 / 1	June 2011	November 2034
M-1	$97,587,000	AA / Aa1	Mez Fltr (4,5)	0	Actual/360	4.79	42 – 79 / 38	June 2011	November 2034
M-2	$48,563,000	A / A1	Mez Fltr (4,5)	0	Actual/360	4.59	40 – 79 / 40	June 2011	November 2034
M-3	$18,500,000	A- / A2	Mez Fltr (4,5)	0	Actual/360	4.54	39 – 79 / 41	June 2011	November 2034
M-4	$18,500,000	BBB+ / A3	Mez Fltr (4,5)	0	Actual/360	4.52	38 – 79 / 42	June 2011	November 2034
M-5	$13,875,000	BBB / Baa1	Mez Fltr (4,5)	0	Actual/360	4.51	38 – 79 / 42	June 2011	November 2034
Grand Total	$925,000,000								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:

- Fixed-rate Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter)
- Adjustable-rate Loans: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.)

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call and (ii) to the maturity.

(4) If the 10% optional call is not exercised, the margin on the Class A-2 and Class A-3 Certificates will double, and the margin on the Class M-1 through Class M-5 Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible optional call date.

(5) The least of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap Rate and (iii) 14.00% per annum.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Issuer:	RAMP Series 2004-RS11 Trust.
Certificates:	The Class A-1 through Class A-3 Certificates (collectively the Class "A Certificates") and the Class M-1 through Class M-5 Certificates (collectively, the "Class M Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans.
Lead Manager:	J.P. Morgan Securities Inc.
Co-Managers:	Credit Suisse First Boston LLC, Greenwich Capital Markets, Inc. and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank, N.A.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 98.47% of the mortgage loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	November 1, 2004 after deducting payments due during the month of November 2004.
Statistical Calculation Date:	November 1, 2004.
Settlement Date:	On or about November 29, 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on December 27, 2004.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A and Class M-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.
Legal Investments:	The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Collateral Description:

- First lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $[200,000,000] as of the Cut-off Date.
- First lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $[725,000,000] as of the Cut-off Date.

Prepayment Assumptions:

- Fixed-rate Loans – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
- Adjustable-rate Loans – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.).

Optional Call:

If the aggregate principal balance of the mortgage loans falls below 10% of the original principal balance of the mortgage loans (the "Optional Call Date"), the Master Servicer may terminate the trust. The exercise of the optional call may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Enhancement:

A. Subordination.

Except as described below, if the Class M Certificates remain outstanding, losses on the mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of the Class M Certificates with the lowest payment priority and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M Certificates are outstanding, all such losses will be allocated to the Class A Certificates as described in the prospectus supplement.

Class	Initial Subordination[1]
Class A	25.55%
Class M-1	15.00%
Class M-2	9.75%
Class M-3	7.75%
Class M-4	5.75%
Class M-5	4.25%

[1] Includes the target overcollateralization requirement as described herein.

B. Overcollateralization ("OC").

Initial (% Orig.)	0.00%
OC Target (% Orig.)	4.25%
Stepdown OC Target (% Current)[1]	8.50%
OC Floor (% Orig.)	0.50%

[1] Subject to certain trigger events as specified herein.

C. Excess Spread.

Initially equal to approximately 487 bps per annum.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Priority of Payments:

Payments to the holders of the certificates will be made from the available amount generally as follows:

(1) Distribution of accrued and unpaid interest to the certificates;

(2) Distribution of principal to the certificates, in the priority described herein;

(3) Distribution of principal to the certificates from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the certificates from the excess interest on the mortgage loans, until the required level of overcollateralization is reached;

(5) Payment to the certificates, in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, payment to the Certificates in respect of any Basis Risk Shortfall Carry-Forward Amount in the priority described among the certificates based on the amount of Basis Risk Shortfall, as applicable;

(7) Payment to the certificates, in respect of current relief act shortfalls;

(8) To pay to the holders of the Class A Certificates, pro rata, and then to the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Class A Certificates and Class M Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Pass-Through Rates:

- The Class A-1 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-1 Margin"), (y) the Net WAC Cap Rate, and (z) 14.00%.
- The Class A-2 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-2 Margin"), and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 2 times the Class A-2 Margin, (y) the Net WAC Cap Rate, and (z) 14.00%.
- The Class A-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-3 Margin"), and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 2 times the Class A-3 Margin, (y) the Net WAC Cap Rate, and (z) 14.00%.
- The Class M Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus the Class M Margin, and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 1.5 times the Class M Margin, (y) the Net WAC Cap Rate, and (z) 14.00%.

Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the mortgage loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the certificates is limited to the Net WAC Cap Rate, the resulting shortfall (the "Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Basis Risk Shortfall Carry-Forward Amount"). The payments from the Yield Maintenance Agreement will be available to cover any shortfalls resulting from the Net WAC Cap Rate.

Weighted Average Monthly Fees:

Master servicing fee and subservicing fee of approximately:
0.44% per annum

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Eligible Master Servicing Compensation:

For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A Certificates and Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Trigger Event: A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [37]% of the Senior Enhancement Percentage, or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[3.25]% in the first month plus an additional 1/12th of [2.00]% for every month thereafter
Months 49-60	[5.25]% in the first month plus an additional 1/12th of [1.50]% for every month thereafter
Months 61-72	[6.75]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter
Months 73 and thereafter	[7.50]%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans immediately preceding that Distribution Date.

Overcollateralization Floor: An amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the mortgage loans for that Distribution Date.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount.

Required Overcollateralization Amount: With respect to any Distribution Date, (a) if such Distribution Date is prior to the Stepdown Date, 4.25% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Stepdown Date, the greater of (i) 8.50% of the then current aggregate stated principal balance of the mortgage loans as of the end of the related due period and (ii) the Overcollateralization Floor.

Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates and (ii) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date.

Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A Certificates and Class M Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the mortgage loans other than Subsequent Recoveries and (b) the Overcollateralization Increase Amount less (c) the Overcollateralization Reduction Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Priority of Class A Principal Distributions: The Class A Principal Distribution Amount will be distributed sequentially, to the Class A-1, Class A-2 and Class A-3 Certificates, in each case until the certificate principal balance thereof has been reduced to zero.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Subordination Percentage:

As to any class of Class A or Class M Certificates, the respective percentage set forth below:

Class	Percentage
A	48.90%
M-1	70.00%
M-2	80.50%
M-3	84.50%
M-4	88.50%
M-5	91.50%

Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in December 2007 and (y) the first Distribution date on which the Senior Enhancement Percentage is equal to or greater than 51.10%.

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class A Certificates and Class M Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth below and (b) the outstanding certificate principal balance of the certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in December 2004. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in September 2007.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
25-Dec-04	925,000,000	N/A	N/A
25-Jan-05	916,982,601	6.40	8.56
25-Feb-05	907,349,507	6.39	8.55
25-Mar-05	895,770,436	7.12	8.55
25-Apr-05	882,062,275	6.39	8.55
25-May-05	866,624,719	6.61	8.54
25-Jun-05	849,237,560	6.39	8.53
25-Jul-05	830,059,706	6.61	8.53
25-Aug-05	809,036,858	6.38	8.52
25-Sep-05	786,383,636	6.37	8.51
25-Oct-05	762,466,356	6.59	8.50
25-Nov-05	737,458,461	6.35	8.49
25-Dec-05	713,398,584	6.58	8.48
25-Jan-06	692,643,429	6.34	8.47
25-Feb-06	672,471,253	6.33	8.46
25-Mar-06	652,865,436	7.06	8.45
25-Apr-06	633,809,839	6.31	8.44
25-May-06	615,287,562	6.53	8.43
25-Jun-06	597,284,755	6.30	8.41
25-Jul-06	579,786,585	6.51	8.40
25-Aug-06	562,778,679	6.27	8.39
25-Sep-06	545,253,226	6.26	8.38
25-Oct-06	517,437,598	6.55	8.36
25-Nov-06	491,002,190	7.77	8.34
25-Dec-06	466,054,167	8.01	8.32
25-Jan-07	442,416,588	7.70	8.31
25-Feb-07	420,596,032	7.66	8.29
25-Mar-07	0	8.54	8.28
25-Apr-07	392,304,801	7.62	8.26
25-May-07	0	8.40	8.25
25-Jun-07	365,905,486	8.08	8.23
25-Jul-07	0	8.35	8.22
25-Aug-07	341,216,172	8.03	8.20
25-Sep-07	329,470,432	8.01	8.19

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	25-Dec-04	8.16	8.16	41	25-Apr-08	7.95	9.71
2	25-Jan-05	6.84	9.00	42	25-May-08	8.21	10.60
3	25-Feb-05	6.84	9.00	43	25-Jun-08	7.94	10.24
4	25-Mar-05	7.57	9.00	44	25-Jul-08	8.20	10.56
5	25-Apr-05	6.84	9.00	45	25-Aug-08	7.93	10.20
6	25-May-05	7.07	9.00	46	25-Sep-08	7.92	10.18
7	25-Jun-05	6.84	9.00	47	25-Oct-08	8.18	10.50
8	25-Jul-05	7.07	9.00	48	25-Nov-08	7.91	10.30
9	25-Aug-05	6.84	9.00	49	25-Dec-08	8.16	10.63
10	25-Sep-05	6.84	9.00	50	25-Jan-09	7.89	10.26
11	25-Oct-05	7.07	9.00	51	25-Feb-09	7.89	10.24
12	25-Nov-05	6.85	9.00	52	25-Mar-09	8.72	11.32
13	25-Dec-05	7.07	9.00	53	25-Apr-09	7.87	10.20
14	25-Jan-06	6.84	9.00	54	25-May-09	8.13	10.59
15	25-Feb-06	6.84	9.00	55	25-Jun-09	7.86	10.23
16	25-Mar-06	7.58	9.00	56	25-Jul-09	8.11	10.54
17	25-Apr-06	6.84	9.00	57	25-Aug-09	7.84	10.18
18	25-May-06	7.07	9.00	58	25-Sep-09	7.84	10.16
19	25-Jun-06	6.84	9.00	59	25-Oct-09	8.08	10.51
20	25-Jul-06	7.07	9.00	60	25-Nov-09	7.80	10.33
21	25-Aug-06	6.84	9.00	61	25-Dec-09	8.06	10.67
22	25-Sep-06	6.84	9.00	62	25-Jan-10	7.79	10.30
23	25-Oct-06	7.07	9.00	63	25-Feb-10	7.78	10.28
24	25-Nov-06	7.88	9.00	64	25-Mar-10	8.61	11.35
25	25-Dec-06	8.13	9.00	65	25-Apr-10	7.77	10.23
26	25-Jan-07	7.86	9.00	66	25-May-10	8.02	10.55
27	25-Feb-07	7.84	9.00	67	25-Jun-10	7.75	10.19
28	25-Mar-07	8.68	9.26	68	25-Jul-10	8.00	10.50
29	25-Apr-07	7.83	9.00	69	25-Aug-10	7.74	10.14
30	25-May-07	8.09	9.15	70	25-Sep-10	7.73	10.12
31	25-Jun-07	7.82	9.00	71	25-Oct-10	7.98	10.44
32	25-Jul-07	8.07	9.13	72	25-Nov-10	7.72	10.08
33	25-Aug-07	7.81	9.00	73	25-Dec-10	7.97	10.39
34	25-Sep-07	7.80	9.00	74	25-Jan-11	7.70	10.03
35	25-Oct-07	8.05	9.26	75	25-Feb-11	7.69	10.00
36	25-Nov-07	7.99	9.78	76	25-Mar-11	8.51	11.05
37	25-Dec-07	8.25	10.10	77	25-Apr-11	7.68	9.96
38	25-Jan-08	7.97	9.75	78	25-May-11	7.93	10.26
39	25-Feb-08	7.97	9.74	79	25-Jun-11	7.67	9.91
40	25-Mar-08	8.51	10.39				

(1) Assumes 1-month LIBOR remains constant at 2.10%, 6-month LIBOR remains constant at 2.49%, 1-Year LIBOR remains constant at 2.80% and 1-Year CMT remains constant at 2.47% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Sensitivity Analysis

To 10% Call

Prepayment Assumptions	FRM: 0 HEP ARM: 0% PPC	FRM: 10 HEP ARM: 50% PPC	FRM: 15 HEP ARM: 75% PPC	FRM: 20 HEP ARM: 100% PPC	FRM: 25 HEP ARM: 125% PPC	FRM: 30 HEP ARM: 150% PPC
Class A-1						
Avg. Life (yrs)	11.64	1.56	1.20	1.00	0.86	0.77
Principal Window	1 - 243	1 - 37	1 - 26	1 - 22	1 - 19	1 - 16
Principal Window Months	243	37	26	22	19	16
Class A-2						
Avg. Life (yrs)	24.54	6.34	4.29	3.00	2.08	1.80
Principal Window	243 - 346	37 - 158	26 - 107	22 - 79	19 - 34	16 - 27
Principal Window Months	104	122	82	58	16	12
Class A-3						
Avg. Life (yrs)	28.82	13.16	8.91	6.57	3.44	2.37
Principal Window	346 - 346	158 - 158	107 - 107	79 - 79	34 - 62	27 - 30
Principal Window Months	1	1	1	1	29	4
Class M 1						
Avg. Life (yrs)	26.62	8.69	5.87	4.79	4.90	3.18
Principal Window	273 - 346	51 - 158	37 - 107	42 - 79	49 - 62	30 - 49
Principal Window Months	74	108	71	38	14	20
Class M-2						
Avg. Life (yrs)	26.62	8.69	5.87	4.59	4.15	4.07
Principal Window	273 - 346	51 - 158	37 - 107	40 - 79	43 - 62	48 - 49
Principal Window Months	74	108	71	40	20	2
Class M-3						
Avg. Life (yrs)	26.62	8.69	5.87	4.54	3.97	3.87
Principal Window	273 - 346	51 - 158	37 - 107	39 - 79	41 - 62	44 - 49
Principal Window Months	74	108	71	41	22	6
Class M-4						
Avg. Life (yrs)	26.62	8.69	5.87	4.52	3.90	3.69
Principal Window	273 - 346	51 - 158	37 - 107	38 - 79	40 - 62	42 - 49
Principal Window Months	74	108	71	42	23	8
Class M-5						
Avg. Life (yrs)	26.62	8.69	5.87	4.51	3.85	3.56
Principal Window	273 - 346	51 - 158	37 - 107	38 - 79	39 - 62	40 - 49
Principal Window Months	74	108	71	42	24	10

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Sensitivity Analysis

To Maturity

Prepayment Assumptions	FRM: 0 HEP ARM: 0% PPC	FRM: 10 HEP ARM: 50% PPC	FRM: 15 HEP ARM: 75% PPC	FRM: 20 HEP ARM: 100% PPC	FRM: 25 HEP ARM: 125% PPC	FRM: 30 HEP ARM: 150% PPC
Class A-2						
Avg. Life (yrs)	24.54	6.36	4.30	3.01	2.08	1.80
Principal Window	243 - 349	37 - 172	26 - 117	22 - 87	19 - 34	16 - 27
Principal Window Months	107	136	92	66	16	12
Class A-3						
Avg. Life (yrs)	29.50	18.78	13.38	10.06	4.79	2.37
Principal Window	349 - 359	172 - 316	117 - 249	87 - 193	34 - 155	27 - 30
Principal Window Months	11	145	133	107	122	4
Class M-1						
Avg. Life (yrs)	26.73	9.57	6.57	5.33	5.85	4.22
Principal Window	273 - 358	51 - 291	37 - 218	42 - 166	49 - 132	30 - 127
Principal Window Months	86	241	182	125	84	98
Class M-2						
Avg. Life (yrs)	26.73	9.50	6.50	5.07	4.53	4.80
Principal Window	273 - 357	51 - 265	37 - 192	40 - 145	43 - 115	48 - 93
Principal Window Months	85	215	156	106	73	46
Class M-3						
Avg. Life (yrs)	26.73	9.42	6.43	4.97	4.30	4.16
Principal Window	273 - 356	51 - 242	37 - 171	39 - 129	41 - 101	44 - 82
Principal Window Months	84	192	135	91	61	39
Class M-4						
Avg. Life (yrs)	26.72	9.34	6.36	4.90	4.20	3.94
Principal Window	273 - 355	51 - 228	37 - 160	38 - 120	40 - 94	42 - 76
Principal Window Months	83	178	124	83	55	35
Class M-5						
Avg. Life (yrs)	26.71	9.21	6.26	4.81	4.08	3.76
Principal Window	273 - 354	51 - 210	37 - 146	38 - 109	39 - 85	40 - 69
Principal Window Months	82	160	110	72	47	30

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

RAMP Series 2004-RS11 – Collateral Characteristics
Summary Report

Principal Balance	$923,751,724		
Number of Mortgage Loans	6,160		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$150,103	$16,200	$2,000,000
Current Principal Balance	$149,960	$16,041	$2,000,000
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	357	120	360
Remaining Term to Maturity (mos)	356	119	360
Age	1	0	14
Mortgage Rate	7.508%	3.375%	11.350%
Loan-to-Value Ratio	92.46%	30.00%	107.00%
Credit Score	654	500	816
Margin	6.780%	2.250%	10.990%
Initial Periodic Cap	3.306%	1.000%	7.000%
Periodic Cap	1.154%	1.000%	6.000%
Maximum Mortgage Rate	13.710%	9.375%	23.750%
Minimum Mortgage Rate	6.997%	2.250%	11.350%
Next Rate Adj. (mos)	28	3	84

Lien Position	**% of Mortgage Loans**
1st Lien	100.00%

Occupancy	**% of Mortgage Loans**
Primary Residence	85.66%
Non-Owner Occupied	12.49%
Second/Vacation	1.85%

Documentation	**% of Mortgage Loans**
Full Documentation	62.73%
Reduced Documentation	37.27%

Servicing	**% of Mortgage Loans**
Homecomings	98.47%

Delinquency	**% of Mortgage Loans**
Current	99.94%
30 to 59 Days Delinquent	0.06%

Exception Category	**% of Mortgage Loans**
Alternet Exceptions (RASC)	63.05%
Expanded Criteria Exceptions (RALI)	23.82%
Jumbo A Exceptions (RFMSI)	4.57%
Home Solutions	8.56%

Loan Type	**% of Mortgage Loans**
Adjustable-rate	78.80%
Fixed-rate	21.20%

Loan Purpose	**% of Mortgage Loans**
Purchase	64.17%
Equity Refinance	31.08%
Rate/Term Refinance	4.75%

Property Type	**% of Mortgage Loans**
Single-family detached	73.32%
PUD (detached)	12.03%
Two- to four-family units	5.35%
Condo Low-rise	5.08%
PUD (attached)	3.08%
Townhouse	0.45%
Condo Mid-rise	0.13%
Manufactured Home	0.06%
Condo High-rise	0.50%

% with Active Prepayment Penalty	61.72%
% with over 80% LTV with MI	11.23%
IO Loans	10.63%

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
500 to 519	22	$2,042,314	0.22 %	92,832	73.31 %
520 to 539	29	3,552,047	0.38	122,484	81.35
540 to 559	84	9,838,595	1.07	117,126	88.46
560 to 579	357	46,164,461	5.00	129,312	92.61
580 to 599	762	98,149,215	10.63	128,805	96.83
600 to 619	975	133,206,152	14.42	136,622	95.92
620 to 639	826	120,605,731	13.06	146,012	93.87
640 to 659	726	110,447,986	11.96	152,132	93.46
660 to 679	540	93,279,549	10.10	172,740	89.50
680 to 699	563	97,709,680	10.58	173,552	89.31
700 to 719	431	75,573,599	8.18	175,345	87.83
720 to 739	323	52,329,002	5.66	162,009	90.88
740 to 759	265	37,900,118	4.10	143,019	92.80
760 or greater	256	42,857,418	4.64	167,412	91.21
Subtotal with Credit Scores	6,159	$923,655,866	99.99 %	$149,968	92.46 %
Not Available	1	95,858	0.01	95,858	65.00
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**92.46 %**

Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	2,125	$160,808,186	17.41 %	$75,674	644	95.08 %
100,001 to 200,000	2,901	410,621,639	44.45	141,545	647	95.03
200,001 to 300,000	731	178,088,216	19.28	243,623	657	92.92
300,001 to 400,000	231	80,915,337	8.76	350,283	674	89.01
400,001 to 500,000	108	49,134,427	5.32	454,948	673	81.37
500,001 to 600,000	37	20,402,393	2.21	551,416	693	79.33
600,001 to 700,000	13	8,293,711	0.90	637,978	702	82.87
700,001 to 800,000	2	1,453,786	0.16	726,893	645	72.70
800,001 to 900,000	3	2,545,784	0.28	848,595	653	75.05
900,001 to 1,000,000	5	4,879,101	0.53	975,820	699	69.36
1,200,001 to 1,300,000	1	1,251,033	0.14	1,251,033	715	60.00
1,300,001 to 1,400,000	1	1,363,434	0.15	1,363,434	717	70.00
1,900,001 to 2,000,000	2	3,994,677	0.43	1,997,339	673	59.50
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.000 to 3.499	2	$1,014,865	0.11 %	$507,433	639	71.44 %
3.500 to 3.999	1	534,394	0.06	534,394	699	80.00
4.000 to 4.499	4	1,592,164	0.17	398,041	725	80.00
4.500 to 4.999	26	9,182,718	0.99	353,181	707	78.61
5.000 to 5.499	93	26,046,812	2.82	280,073	710	79.63
5.500 to 5.999	238	60,970,198	6.60	256,177	693	80.30
6.000 to 6.499	396	80,741,004	8.74	203,891	694	86.21
6.500 to 6.999	740	129,319,380	14.00	174,756	679	89.36
7.000 to 7.499	656	99,144,575	10.73	151,135	662	92.65
7.500 to 7.999	1,224	179,670,140	19.45	146,789	647	95.91
8.000 to 8.499	1,027	134,834,862	14.60	131,290	638	96.89
8.500 to 8.999	1,051	124,709,091	13.50	118,658	627	97.65
9.000 to 9.499	380	44,155,250	4.78	116,198	600	96.64
9.500 to 9.999	220	23,278,407	2.52	105,811	586	95.69
10.000 to 10.499	64	5,788,918	0.63	90,452	581	94.58
10.500 to 10.999	31	2,389,260	0.26	77,073	570	92.19
11.000 to 11.499	7	379,684	0.04	54,241	587	97.13
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.000 to 3.499	3	$1,549,259	0.17 %	$516,420	660	74.39 %
3.500 to 3.999	1	532,865	0.06	532,865	783	80.00
4.000 to 4.499	21	7,224,627	0.78	344,030	697	77.03
4.500 to 4.999	70	20,196,681	2.19	288,524	708	80.32
5.000 to 5.499	207	55,178,502	5.97	266,563	696	79.96
5.500 to 5.999	334	73,354,666	7.94	219,625	691	84.30
6.000 to 6.499	760	134,766,085	14.59	177,324	678	89.13
6.500 to 6.999	794	123,070,171	13.32	155,000	663	92.32
7.000 to 7.499	1,174	169,099,326	18.31	144,037	645	96.01
7.500 to 7.999	1,139	149,592,475	16.19	131,337	637	96.82
8.000 to 8.499	986	116,685,681	12.63	118,342	633	97.83
8.500 to 8.999	397	45,675,012	4.94	115,050	603	96.87
9.000 to 9.499	183	19,229,341	2.08	105,078	588	95.33
9.500 to 9.999	61	5,519,458	0.60	90,483	579	93.74
10.000 to 10.499	23	1,697,891	0.18	73,821	575	93.43
10.500 to 10.999	7	379,684	0.04	54,241	587	97.13
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	17	$3,077,657	0.33 %	$181,039	687
50.01 to 55.00	6	726,583	0.08	121,097	666
55.01 to 60.00	15	6,761,027	0.73	450,735	697
60.01 to 65.00	23	6,390,315	0.69	277,840	662
65.01 to 70.00	59	17,381,227	1.88	294,597	658
70.01 to 75.00	94	20,925,824	2.27	222,615	660
75.01 to 80.00	639	130,750,442	14.15	204,617	687
80.01 to 85.00	163	25,940,543	2.81	159,144	639
85.01 to 90.00	653	105,952,001	11.47	162,254	658
90.01 to 95.00	1,420	198,940,749	21.54	140,099	630
95.01 to 100.00	3,005	396,740,742	42.95	132,027	652
100.01 to 105.00	62	9,695,204	1.05	156,374	708
105.01 to 110.00	4	469,410	0.05	117,352	736
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	141	$15,792,747	1.71 %	$112,005	633	94.48 %
Alaska	3	462,495	0.05	154,165	737	94.14
Arizona	174	28,499,678	3.09	163,791	655	92.09
Arkansas	66	6,864,906	0.74	104,014	627	96.63
California	218	66,896,343	7.24	306,864	673	83.36
Colorado	91	16,010,551	1.73	175,940	663	91.53
Connecticut	41	8,237,882	0.89	200,924	668	91.05
Delaware	22	3,983,037	0.43	181,047	661	89.63
District of Columbia	7	1,972,290	0.21	281,756	695	85.93
Florida	512	84,942,185	9.20	165,903	664	90.30
Georgia	350	48,283,173	5.23	137,952	640	94.33
Hawaii	2	877,541	0.09	438,771	693	80.00
Idaho	27	3,460,023	0.37	128,149	651	94.78
Illinois	292	46,238,513	5.01	158,351	665	95.09
Indiana	304	32,550,743	3.52	107,075	654	97.31
Iowa	64	6,772,573	0.73	105,821	640	97.62
Kansas	59	7,252,025	0.79	122,916	643	95.04
Kentucky	93	10,424,162	1.13	112,088	641	96.94
Louisiana	124	15,098,912	1.63	121,765	638	91.75
Maine	9	1,677,319	0.18	186,369	641	90.47
Maryland	141	31,726,946	3.43	225,014	656	89.49
Massachusetts	40	10,210,022	1.11	255,251	669	88.58
Michigan	311	39,966,632	4.33	128,510	650	95.24
Minnesota	128	22,614,604	2.45	176,677	642	94.38
Mississippi	60	5,906,849	0.64	98,447	619	95.86
Missouri	226	27,538,785	2.98	121,853	644	94.84
Montana	11	1,779,489	0.19	161,772	662	89.75
Nebraska	35	4,779,233	0.52	136,550	657	94.46
Nevada	56	14,251,113	1.54	254,484	674	89.58
New Hampshire	15	3,402,912	0.37	226,861	639	93.88
New Jersey	87	19,218,803	2.08	220,906	660	86.83
New Mexico	32	4,234,206	0.46	132,319	645	94.65
New York	79	18,384,032	1.99	232,709	678	88.54
North Carolina	195	25,682,942	2.78	131,707	645	93.50
North Dakota	14	1,185,338	0.13	84,667	651	96.82
Ohio	306	35,758,069	3.87	116,856	640	97.19
Oklahoma	68	6,196,711	0.67	91,128	654	95.65
Oregon	61	12,308,702	1.33	201,782	666	87.24
Pennsylvania	189	23,098,881	2.50	122,216	642	95.60
Rhode Island	11	2,338,194	0.25	212,563	672	88.44
South Carolina	123	14,914,885	1.61	121,259	640	93.68
South Dakota	8	976,557	0.11	122,070	631	96.90
Tennessee	191	20,771,701	2.25	108,752	633	95.89
Texas	441	54,656,775	5.92	123,938	654	93.09
Utah	44	5,816,287	0.63	132,188	650	93.60
Vermont	4	661,564	0.07	165,391	683	79.28
Virginia	246	47,138,852	5.10	191,621	665	91.30

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Washington	132	22,922,938	2.48	173,659	666	92.87
West Virginia	25	2,399,881	0.26	95,995	626	93.62
Wisconsin	270	35,216,730	3.81	130,432	640	96.11
Wyoming	12	1,395,992	0.15	116,333	643	95.28
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	4,138	$592,765,417	64.17 %	$143,249	660	94.19 %
Equity Refinance	1,752	287,111,955	31.08	163,877	641	89.75
Rate/Term Refinance	270	43,874,351	4.75	162,498	666	86.87
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	5,127	$791,304,176	85.66 %	$154,341	645	92.92 %
Non Owner-occupied	946	115,354,075	12.49	121,939	709	90.12
Second/Vacation	87	17,093,472	1.85	196,477	693	87.13
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	4,797	$677,304,657	73.32 %	$141,193	649	93.15 %
Planned Unit Developments (detached)	545	111,131,878	12.03	203,912	654	90.64
Two- to four-family units	285	49,379,480	5.35	173,261	691	89.34
Condo Low-Rise (less than 5 stories)	301	46,969,778	5.08	156,046	671	91.07
Planned Unit Developments (attached)	177	28,460,295	3.08	160,793	669	93.31
Condo High-Rise (9 stories or more)	13	4,640,220	0.50	356,940	706	83.43
Townhouse	30	4,152,240	0.45	138,408	642	91.56
Condo Mid-Rise (5 to 8 stories)	7	1,174,460	0.13	167,780	693	83.04
Manufactured Home	5	538,715	0.06	107,743	596	75.16
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	4,311	$579,424,684	62.73 %	$134,406	642	95.60 %
Reduced Documentation	1,849	344,327,039	37.27	186,223	675	87.18
Total:	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	2,299	$353,607,374	38.28 %	$153,809	667	89.92 %
12 Months	296	57,046,232	6.18	192,724	669	89.98
24 Months	2,219	314,785,708	34.08	141,859	628	95.43
36 Months	1,258	179,274,384	19.41	142,507	665	93.78
60 Months	74	17,044,739	1.85	230,334	701	84.42
Other	14	1,993,286	0.22	142,378	665	95.57
Total:	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

(2) Not None, 12, 24, 36 or 60 months and not more than 60 months.

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Index Types of the Adjustable-Rate Collateral

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Libor - 1 Year	103	$30,299,469	4.16 %	$294,170	703	81.16 %
Libor - 6 Month	4,597	691,026,100	94.94	150,321	637	93.79
Treasury - 1 Year	30	6,547,875	0.90	218,263	695	80.89
Total	**4,730**	**$727,873,445**	**100.00 %**	**$153,884**	**640**	**93.14 %**

Maximum Mortgage Rates of the Adjustable-Rate Collateral

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
9.000 to 9.999	6	$2,898,036	0.40 %	$483,006	694	75.29 %
10.000 to 10.999	53	18,197,650	2.50	343,352	708	76.73
11.000 to 11.999	248	61,721,906	8.48	248,879	696	83.00
12.000 to 12.999	502	107,647,521	14.79	214,437	673	89.96
13.000 to 13.999	1,390	214,962,900	29.53	154,650	642	94.57
14.000 to 14.999	1,689	225,086,392	30.92	133,266	618	96.27
15.000 to 15.999	689	82,556,478	11.34	119,821	605	96.43
16.000 to 16.999	140	13,450,428	1.85	96,074	591	95.61
17.000 to 17.999	11	789,827	0.11	71,802	584	97.66
19.000 to 19.999	1	300,669	0.04	300,669	632	95.00
23.000 to 23.999	1	261,637	0.04	261,637	585	95.00
Total	**4,730**	**$727,873,445**	**100.00 %**	**$153,884**	**640**	**93.14 %**

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Next Interest Rate Adjustment Date of the Adjustable-Rate Collateral

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
February 2005	1	$162,000	0.02 %	$162,000	730	90.00 %
March 2005	1	208,905	0.03	208,905	808	95.00
April 2005	16	5,005,969	0.69	312,873	693	86.67
May 2005	2	458,394	0.06	229,197	684	95.62
September 2005	1	173,325	0.02	173,325	604	100.00
October 2005	5	2,601,423	0.36	520,285	690	76.66
December 2005	1	168,747	0.02	168,747	635	95.00
January 2006	3	423,644	0.06	141,215	585	97.20
February 2006	1	142,886	0.02	142,886	703	80.00
March 2006	1	139,208	0.02	139,208	659	95.00
April 2006	3	252,821	0.03	84,274	586	88.21
May 2006	8	1,232,414	0.17	154,052	613	81.01
June 2006	10	1,805,901	0.25	180,590	620	89.94
July 2006	25	3,004,506	0.41	120,180	616	93.79
August 2006	138	22,702,092	3.12	164,508	637	92.91
September 2006	1,086	167,315,777	22.99	154,066	639	94.18
October 2006	1,649	228,910,988	31.45	138,818	627	95.52
November 2006	624	87,846,686	12.07	140,780	621	94.13
February 2007	1	73,032	0.01	73,032	581	100.00
May 2007	2	291,140	0.04	145,570	673	97.09
June 2007	2	425,319	0.06	212,659	640	81.99
July 2007	7	839,067	0.12	119,867	644	95.87
August 2007	40	8,392,011	1.15	209,800	641	84.38
September 2007	412	65,280,447	8.97	158,448	660	92.13
October 2007	337	54,068,691	7.43	160,441	651	92.77
November 2007	153	24,410,915	3.35	159,548	643	90.43
May 2009	1	997,932	0.14	997,932	721	76.00
August 2009	3	1,190,391	0.16	396,797	615	82.32
September 2009	65	17,138,290	2.35	263,666	695	80.09
October 2009	105	23,969,536	3.29	228,281	689	88.49
November 2009	17	5,710,622	0.78	335,919	704	79.02
September 2010	1	230,600	0.03	230,600	664	80.00
August 2011	2	464,744	0.06	232,372	735	74.59
September 2011	2	291,000	0.04	145,500	728	96.13
October 2011	4	1,069,022	0.15	267,255	656	83.98
November 2011	1	475,000	0.07	475,000	767	70.00
Total	**4,730**	**$727,873,445**	**100.00 %**	**$153,884**	**640**	**93.14 %**

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Note Margin of the Adjustable-Rate Collateral

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 to 2.499	112	$35,380,300	4.86 %	$315,896	706	77.65 %
2.500 to 2.999	124	34,800,188	4.78	280,647	701	80.45
3.000 to 3.499	41	10,372,320	1.43	252,983	683	86.73
3.500 to 3.999	196	46,613,605	6.40	237,825	687	88.09
4.000 to 4.499	18	3,179,537	0.44	176,641	688	96.84
4.500 to 4.999	25	3,145,268	0.43	125,811	679	93.23
5.000 to 5.499	34	6,163,252	0.85	181,272	656	93.58
5.500 to 5.999	107	20,487,308	2.81	191,470	669	94.61
6.000 to 6.499	176	30,853,498	4.24	175,304	669	94.74
6.500 to 6.999	599	107,075,953	14.71	178,758	652	92.37
7.000 to 7.499	591	86,018,498	11.82	145,547	645	94.71
7.500 to 7.999	974	136,806,343	18.80	140,458	625	96.28
8.000 to 8.499	731	91,472,229	12.57	125,133	605	96.44
8.500 to 8.999	557	67,815,306	9.32	121,751	600	97.12
9.000 to 9.499	278	31,525,818	4.33	113,402	591	96.56
9.500 to 9.999	122	12,641,386	1.74	103,618	585	96.10
10.000 to 10.499	36	2,933,639	0.40	81,490	576	92.56
10.500 to 10.999	9	588,996	0.08	65,444	585	98.12
Total	**4,730**	**$727,873,445**	**100.00 %**	**$153,884**	**640**	**93.14 %**

Interest Only by Product Type

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alternet Exceptions (non-IO)	4,198	$581,840,348	62.99 %	$138,599	626	95.01 %
Expanded Criteria Exceptions (non-IO)	830	131,127,742	14.20	157,985	696	86.51
Home Solutions Exceptions (non-IO)	653	79,101,453	8.56	121,135	725	100.07
Interest Only Alternet Exceptions	3	545,000	0.06	181,667	671	97.82
Interest Only Expanded Criteria Exceptions	369	88,948,068	9.63	241,052	695	85.10
Interest Only Jumbo A Exceptions	21	8,675,982	0.94	413,142	695	76.01
Jumbo A Exceptions (non-IO)	86	33,513,131	3.63	389,688	703	77.23
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Interest Only by Term

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0	5,767	$825,582,674	89.37 %	$143,156	649	93.42 %
12	1	386,400	0.04	386,400	695	80.00
24	34	5,345,177	0.58	157,211	671	94.44
36	52	11,750,265	1.27	225,967	691	85.84
60	117	31,907,619	3.45	272,715	687	85.29
84	4	830,500	0.09	207,625	662	90.05
120	184	47,649,089	5.16	258,962	703	82.22
180	1	300,000	0.03	300,000	762	80.00
Total	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

Product Type

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2/28 LIBOR Loan	3,549	$514,063,749	55.65 %	$144,847	630	94.66 %
30yr Fixed Rate Mortgage Loan	1,321	180,952,539	19.59	136,981	707	90.95
3/27 LIBOR Loan	954	153,449,468	16.61	160,848	653	91.69
5/25 LIBOR Loan	189	48,797,093	5.28	258,186	692	84.09
15yr Fixed Rate Mortgage Loan	98	14,041,374	1.52	143,279	692	77.19
6MO LIBOR Loan	20	5,879,024	0.64	293,951	698	87.30
1/29 LIBOR Loan	6	2,672,668	0.29	445,445	689	77.25
7/23 LIBOR Loan	9	2,299,765	0.25	255,529	704	80.73
20yr Fixed Rate Mortgage Loan	6	515,310	0.06	85,885	632	84.07
3/13 LIBOR Loan	1	386,400	0.04	386,400	695	80.00
10yr Fixed Rate Mortgage Loan	4	234,200	0.03	58,550	686	71.23
6/24 LIBOR Loan	1	230,600	0.02	230,600	664	80.00
15/30 Balloon	1	134,855	0.01	134,855	682	95.00
5/5 LIBOR Loan	1	94,678	0.01	94,678	714	80.00
Total:	**6,160**	**$923,751,724**	**100.00 %**	**$149,960**	**654**	**92.46 %**

This Information was prepared by J.P. Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.